Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Amendment No. 2 to Form F-1 of our report dated June 20, 2024, except for Notes 1, 11 and 12 for which the date is September 30, 2024, Note 2 for which the date is October 25, 2024, and Note 17 for which the date is January 14, 2025, relating to the consolidated financial statements of Knorex Ltd. as of and for the years ended December 31, 2023 and 2022, which is contained in that Prospectus.

Our report dated June 20, 2024, on the consolidated financial statements of Knorex Ltd. for the year ended December 31, 2023, included an explanatory paragraph regarding the company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Kreit & Chiu CPA LLP

Los Angeles, California

March 4, 2025